Mitsubishi Corporation

2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Investor Relations Office

Phone: +81-3-3210-8594 Fax:+81-3-3210-8583

E-mail: ml.mcir@mitsubishicorp.com

February 16, 2007

Our ref. No. PI 0111

The U.S. Securities and Exchan[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporat
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice of Secondary Offering of Shares**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on February 16, 2007

Notice of Secondary Offering of Shares

Mitsubishi Corporation (the "Company") has announced that the Company's Board of Directors has resolved today the secondary offering of its shares (the "Shares"), of which details are as follows.

(1) Number of Shares to be offered for sale:
25,770,000 shares of the Company's common stock.

(2) Selling shareholder:
Japan Trustee Services Bank, Ltd.
(Trust account in favor of Banks' Shareholdings Purchase Corporation held in The Sumitomo Trust and Banking Company, Limited)

(3) Offering price:
Not yet determined.
(The offering price is scheduled to be determined on the Pricing Date (as defined below) considering the market demand for the Shares based on the indicative price presented as a price (with any fraction less than one yen being rounded down) calculated by multiplying the closing price in regular trading of the Shares on the Tokyo Stock Exchange (in the event that no closing price is available on the following dates, the closing price on the date immediately prior to the following dates for which a closing price is available) on any day between Monday, February 26, 2007 and Friday, March 2, 2007 (the "Pricing Date") by 0.90-1.00, in accordance with the method prescribed in Article 7-2 of the Fair Business Practices Regulations No.14 of the Japan Securities Dealers Association.)

(4) Method of secondary offering:
The full amount of the Shares to be sold shall be underwritten by purchase by Mitsubishi UFJ Securities Co., Ltd. and Daiwa Securities SMBC Co., Ltd. (together, the "Underwriters").
The consideration of the underwriters for such offering shall be the aggregate amount of the offering price minus the underwriting price which is paid by the underwriters to the selling shareholders.

(5) Offering period (to be determined on the Pricing Date):
Expected to be the period from the business day immediately following the Pricing Date through the third business day following the Pricing Date.

(6) Delivery date (to be determined on the Pricing Date):
Expected to be the seventh business day following the Pricing Date.

(7) Deposit money for purchase:
Deposit money shall be the same amount as the offering price per Share.

(8) Offering unit of Shares to be sold:
100 Shares

(9) The Company filed a Securities Registration Notice on February 16, 2007 under the Securities and Exchange Law of Japan with respect to the items mentioned above.

(10) The determination of the offering price and all other matters necessary in connection with this offering has been left to the discretion of Mr.Mizuno(CFO),the representative director of the Company.

[Reference]

Purpose of the offering:

The secondary offering of the Shares as described above is being conducted to further expand long-term stable shareholders, especially individual shareholders.

This news release regarding the offering of the Company's shares has been prepared and distributed to the media for public announcement purposes only and is not intended as a solicitation or promotion of investment in the Company's shares. The Company requests that when making investments, investors read the Prospectus in Japanese which the Company has prepared regarding the offering and Corrections to the Prospectus (if any) and only then make investment decisions based on their own judgment.

The Shares to be sold will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement thereunder.

END